X 3/12/14
LW

Public

[redacted]

14046872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
405

SEC FILE NUMBER
8- 66233

FACING PAGE

ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Champlain Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Ave De La Constitucion
(No. and Street)

San Juan (City) Puerto Rico (State) 00901-2304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence Crikelair (212) 686.7949
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CG 3/20/14

OATH OR AFFIRMATION

I, Terence Crikelair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Champlain Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CT
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 31 day of December, 2013 by Terence M. Crikelair proved to me on the basis of satisfactory evidences to be the person who appeared before me.

JANET L. DEANE
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 8/24/2016

Janet L. Deane
Notary Public

Signature

Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Champlain Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Champlain Advisors, LLC (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Champlain Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	237,744
Receivables from customers		226,781
Property and equipment, net		15,456
Other assets		134,038
Total assets	$	614,019

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	41,991
Total liabilities		41,991
Commitments and contingencies		
Members' equity		
Members' equity		572,028
Total members' equity		572,028
Total liabilities and members' equity	$	614,019

The accompanying notes are an integral part of these financial statements.

Champlain Advisors, LLC
Notes to Financial Statements
December 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Champlain Advisors, LLC (the "Company") was originally organized in the State of Delaware on May 1, 2003 under the name of Alpine Advisors, LLC. Shortly thereafter on June 13, 2003, the Company changed its name to Champlain Advisors, LLC. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including advising asset managers regarding raising investment capital and arranging commitments from institutional investors to provide such capital. Its clients include managers of venture capital, leverage buyout and other types of alternative investment firms. The investors with whom the firm deals include public and private pension funds, endowments, trusts and foundations, and other financial institutions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising costs are expensed as incurred. For the year ended December 31, 2013, the Company charged $14,002, to other operating expenses for advertising costs.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer software	$ 11,625	3
Machinery and equipment	16,045	3
Furniture and fixtures	15,388	7
Total cost of property and equipment	43,058	
Less: accumulated depreciation	(27,602)	
Property and equipment, net	$ 15,456	

Depreciation expense for the year ended December 31, 2013 was $12,343.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a partnership for income tax purposes; therefore, no provision for federal, state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the individual members are responsible for their proportionate share of the Company's taxable income.

Note 3: INCOME TAXES (Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: 401 (K) PROFIT SHARING PLAN AND TRUST

Effective March 14, 2008, the Company adopted a Section 401(k) Profit Sharing Plan and Trust (the "Plan"). According the the Plan's amendment date May 1, 2009, all employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed one (1) year of service. Contributions are discretionary, up to a maximum of 3% of employee compensation or 100% of employee deferral, whichever is less. The Company contributed $31,150 to the Plan on October 16, 2013.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $195,753 which was $190,753 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($41,991) to net capital was 0.21 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $68,000 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 263,753
Adjustments:		
Non-allowable assets	(68,000)	
Total adjustments		(68,000)
Net capital per audited statements		$ 195,753